Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of December 29, 2008 by and among HEALTH SYSTEMS SOLUTIONS, INC., a Nevada corporation (“Parent”), HSS ACQUISITION CORP., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and EMAGEON INC., a Delaware corporation (the “Company”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement (as defined below)

RECITALS:

WHEREAS, Parent, Merger Sub and the Company are party to that certain Agreement and Plan of Merger dated as of October 13, 2008 (the “Merger Agreement”);

WHEREAS, Parent and Merger Sub were not able to consummate the Closing contemplated by the Merger Agreement on December 23, 2008;

WHEREAS, in exchange for the agreements and covenants of Parent and Merger Sub herein, the Company is willing to extend the time for the Closing under the Merger Agreement as provided in this Amendment in order to allow Parent and Merger Sub to have additional time to arrange and obtain the Financing from Stanford International Bank Ltd. (“SIBL”) pursuant to the Purchase Agreement;

WHEREAS, in consideration of such extension, Parent will cause an additional $4,000,000 to be deposited under the Deposit Escrow Agreement;

WHEREAS, concurrently with the execution of this Amendment, and as a condition and inducement to the Company’s willingness to enter into this Amendment, SIBL is providing for the funding of the increased deposit amount and consenting to this Amendment and the related amendment to the Deposit Agreement and Parent has agreed to enter into an amendment to the Deposit Escrow Agreement with the Company to provide for the additional $4,000,000 deposit amount on the date hereof and for the immediate payment of the aggregate $9,000,000 deposit amount to the Company if the Closing does not occur by the close of business on February 11, 2009 other than as a result of (i) termination of the Merger Agreement by either Parent or the Company pursuant to Section 7.2(c) thereof or (ii) termination of the Merger Agreement by Parent pursuant to Section 7.3(a) thereof;

WHEREAS, accordingly, the parties desire to amend the Merger Agreement in the manner more particularly described below; and

WHEREAS, notwithstanding the parties’ willingness to enter into this Amendment, each party hereto hereby expressly retains any rights and remedies it has pursuant to the Merger Agreement, and the failure of any party to assert any of its rights or remedies under the Merger Agreement or otherwise, whether before or after the date of this Amendment, will not constitute a waiver of such rights.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties have agreed to amend the Merger Agreement as follows:

Section 1.              Amendments to Merger Agreement.  The Merger Agreement is hereby amended as follows:

(a)           The definition of “Deposit Escrow Agreement” in Section 1.1(a) of the Merger Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

                “Deposit Escrow Agreement” means that certain deposit escrow agreement by and among Parent, the Company and The Bank of New York Mellon, a New York Banking Corporation, as escrow agent, dated as of October 21, 2008, as amended by Amendment No. 1 thereto to be entered into as soon as reasonably practicable following the date hereof, providing for an increase in the amount deposited thereunder from $5,000,000 to $9,000,000 and the deposit upon the execution thereof by Parent (or an Affiliate or Representative thereof) of the additional $4,000,000 to the escrow account maintained pursuant to such agreement, subject to the terms and conditions set forth therein.”

(b)           Section 2.1(b) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(b)           Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York, at 10:00 a.m., local time, on a date designated by Parent, but in no event later than February 11, 2009, or another date mutually agreed to in writing by Parent and the Company. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the date on which the Closing actually occurs being hereinafter referred to as the “Closing Date,” and the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).”

(c)           Section 5.3 of the Merger Agreement shall be applicable as if the Requisite Stockholder Vote has not been obtained.

(d)           Each of Parent and Merger Sub hereby irrevocably and unconditionally waives the conditions of Sections 6.2(a), (c) and (d) of the Merger Agreement and the conditions of Section 6.2(b) of the Merger Agreement as to the performance by the Company of its obligations under the Merger Agreement and the compliance by the Company with its covenants under the Merger Agreement other than the Company’s obligations and covenants under Section 5.1 of the Merger Agreement.  Parent and Merger Sub acknowledge that neither is aware of any violation of the covenants in Section 5.1 by Emageon as of the date hereof.

Section 2.               Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Amendment .

Section 3.               No Other Amendments.  Except as set forth herein, the terms and provisions of the Merger Agreement shall remain in full force and effect.  On or after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment, and this Amendment shall be deemed to be a part of the Merger Agreement.

Section 4.               Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PARENT:

HEALTH SYSTEMS SOLUTIONS, INC.

By:	/s/ Stan Vashovsky
Name:	Stan Vashovsky
Title:	Chief Executive Officer

MERGER SUB:

HSS ACQUISITION CORP.

By:	/s/ Robert S. Herbst
Name:	Robert S. Herbst
Title:	Secretary

COMPANY:

EMAGEON INC.

By:	/s/ Charles A. Jett, Jr.
Name:	Charles A. Jett, Jr.
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]